UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-39115

WISEQEY CORP.

(Exact Name of Registrant as Specified in Charter)

WISEQEY CORP.

(Translation of Registrant’s name into English)

British Virgin Islands	CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, TORTOLA, Virgin Islands, British, VG 1110	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F               ☐ Form 40-F

EXPLANATORY NOTE

On October 26, 2026, each of WISeSat.Space Holdings Corp., a British Virgin Islands business company (“WISeSat”), and SEALSQ Corp (“SEALSQ”), each a subsidiary of WISeQey Corp. (“WISeQey”), issued a press release relating to a letter of intent, dated October 26, 2026 (the “Letter of Intent”), between WISeSat.Space AG, a subsidiary of WISeSat, and SEALSQ, in connection with the purchase by SEALSQ from WISeSat of satellite capacity associated with twelve satellites, together with other satellite operations (the “Satellite Transactions”). The financial consideration to be paid to WISeSat for these Satellite Transactions is estimated to be approximately $15 million, subject to payment terms and delivery milestones to be agreed in a definitive agreement between WISeSat.Space AG and SEALSQ.

The Satellite Transactions are a related-party transaction. SEALSQ and WISeSat are affiliates. Each is a subsidiary of WISeQey. Carlos Moreira serves as Chief Executive Officer of each of WISeQey, SEALSQ and WISeSat. Because of these relationships, Mr. Moreira and WISeQey may have interests in the Satellite Transactions that differ from, or are in addition to, those of SEALSQ’s and WISeSat’s other shareholders.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K, including its attached Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, includes “forward-looking statements” with respect to WISeQey, SEALSQ and WISeSat. The expectations, estimates, and projections of the businesses of WISeQey, SEALSQ and WISeSat may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and each of WISeQey, SEALSQ and WISeSat therefore cautions against placing undue reliance on any of these forward-looking statements. Many of these factors are outside of the control of WISeQey, SEALSQ and WISeSat and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) statements to occur in the future regarding the Letter of Intent, its proposed transactions and its timing and anticipated revenues and costs; (2) the supply, launch and operation of satellites and related infrastructure available to WISeSat and SEALSQ; (3) planned security capabilities and subscription-based services of WISeSat and SEALSQ; (4) references with respect to the anticipated benefits of the Satellite Transactions, entry into the proposed definitive agreement relating to Satellite Transactions and any projected revenue to or future financial performance of WISeQey, SEALSQ or WISeSat; (5) WISeSat’s ability to scale and grow its business, including through the use of proceeds of the Satellite Transactions and/or the potential expansion of the constellation of satellites of WISeSat to up to 100 satellites through 2033, and the advantages and expected growth of WISeQey, SEALSQ and WISeSat, including statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (6) the ability to recognize the anticipated benefits of the Satellite Transactions, which may be affected by, among other things, competition, the ability of WISeQey, SEALSQ and WISeSat to grow and manage growth profitably, enter into relevant contracts and source and retain their key employees; (7) costs related to the Satellite Transactions, including SEALSQ’s ability to fund the consideration payable under the Satellite Transactions; (8) changes in applicable laws and regulations or political and economic developments; (9) the possibility that WISeQey, SEALSQ or WISeSat may be adversely affected by other economic, business and/or competitive factors; (10) the estimates of expenses and profitability of WISeQey, SEALSQ and WISeSat; (11) operations of WISeQey, SEALSQ and WISeSat and their ability to implement business plans, forecasts and other expectations; (12) WISeSat’s and SEALSQ’s participation in deployment of satellites; (13) WISeSat’s and SEALSQ’s participation in programs of suppliers including the quantum space orbital cloud program and its related development and commercialization; and (14) other risks and uncertainties included or referenced in the “Risk Factors” sections of the Annual Report on Form 20-F filed by WISeQey on April 30, 2026, WISeQey’s Registration Statement on Form F-4 filed by WISeQey on July 16, 2026, the Annual Report on Form 20-F filed by SEALSQ on March 31, 2026, the Form 20-F filed by WISeSat on October 7, 2026, and WISeSat’s Registration Statement on Form F-4 filed by WISeSat on August 6, 2026, each with the U.S. Securities and Exchange Commission (“SEC”), and other documents filed or to be filed with the SEC by WISeQey, SEALSQ or WISeSat. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of WISeQey, SEALSQ or WISeSat undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Exhibit No.	Description

99.1	Press release of SEALSQ Corp issued on October 26, 2026
99.2	Press release of WISeSat.Space Holdings Corp. issued on October 26, 2026
99.3	Letter of Intent, dated October 26, 2026, between SEALSQ Corp and WISeSat.Space AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	wiseQey CORP.

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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